                                                                  Reed Smith LLP
                                                   Riverfront Plaza - West Tower
                                                901 East Byrd Street, Suite 1700
                                                         Richmond, VA 23219-4068
                                                             Tel +1 804 344 3400
                                                             Fax +1 804 344 3410

                                                             1301 K Street, N.W.
                                                         Suite 1000 - East Tower
                                                     Washington, D.C. 20005-3373
W. THOMAS CONNER                                             Tel +1 202 414 9200
Direct Phone: +1 202 414 9208                                Fax +1 202 414 9299
Email: tconner@reedsmith.com                                       reedsmith.com

March 31, 2016

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE

Sonny Oh
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE:  METLIFE INSURANCE COMPANY USA:
     METLIFE INVESTORS USA SEPARATE ACCOUNT A
     SERIES S AND SERIES S - L SHARE OPTION (OFFERED ON AND AFTER _______, 2016) INITIAL REGISTRATION STATEMENT FILED ON FORM N-4
     FILE NOS. 811-03365 AND 333-209055

     FIRST METLIFE INVESTORS INSURANCE COMPANY:
     FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
     CLASS S AND CLASS S - L SHARE OPTION (OFFERED ON AND AFTER _______, 2016) INITIAL REGISTRATION STATEMENT FILED ON FORM N-4
     FILE NOS. 811-08306 AND 333-209059

Dear Mr. Oh:

     On behalf of MetLife Insurance Company USA ("MetLife USA") and First MetLife Investors Insurance Company ("FMLI," and together with MetLife USA, the "Companies") and their respective separate accounts, MetLife Investors USA Separate Account A and First MetLife Investors Variable Annuity Account One (each, a "Registrant" and collectively, the "Registrants"), we are responding to the comments you have provided to us by correspondence dated March 17, 2016 with regard to:

     .    The initial registration statement on Form N-4 for the Series
          S and Series S - L Share Option (offered on and after ________, 2016) variable annuity contract to be issued by MetLife USA (the "National S"), which was filed by MetLife USA and MetLife Investors USA Separate Account A with the Securities and Exchange Commission (the "Commission") on January 20, 2016 (File Nos. 811-03365 and 333-209055); and


  ABU DHABI . ATHENS . BEIJING . CENTURY CITY . CHICAGO . DUBAI . FRANKFURT . HONG KONG . HOUSTON . KAZAKHSTAN . LONDON . LOS ANGELES . MUNICH . NEW YORK .
   PARIS . PHILADELPHIA . PITTSBURGH . PRINCETON . RICHMOND . SAN FRANCISCO . SHANGHAI . SILICON VALLEY . SINGAPORE . TYSONS . WASHINGTON, D.C. . WILMINGTON

                                                           US_ACTIVE-126198659.6

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Sonny Oh                                                     [LOGO OF ReedSmith]
March 31, 2016
Page 2


     . The initial registration statement on Form N-4 for the Class S and Class S - L Share Option (offered on and after ________, 2016) variable annuity contract to be issued by FMLI (the "NY S"), which was filed by FMLI and First MetLife Investors Variable Annuity Account One with the Commission on January 20, 2016 (File Nos. 811-08306 and 333-209059).

     For ease of reference, each of the comments of the staff of the Commission (the "Staff") is set forth below, followed by the Companies' response. Unless noted otherwise, page references in the responses are to the pages in the courtesy copy of the prospectus for the National S which was provided to the Staff. Further, we understand that each comment of the Staff applies to the respective registration statements for the National S and the NY S, unless stated otherwise. Accordingly, the Companies' responses to each of the Staff's comments below apply to, and describe revisions made in, each registration statement for the National S and the NY S, unless stated otherwise.

GENERAL
-------

1. Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

     RESPONSE: MetLife USA does not have any type of guarantee or support
     --------
agreement with a third party to support any of the contract features or benefits under the National S or any of its related riders. MetLife USA will be solely responsible for paying out the benefits or features associated with the National S.

     As disclosed in the Statement of Additional Information ("SAI") included in the FMLI registration statement for the NY VA, FMLI has entered into a Net Worth Maintenance Agreement with its direct parent, MetLife, Inc. ("Metlife"), pursuant to which MetLife has agreed, without limitation or amount, to cause FMLI to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis.

2. Please confirm that the date of the prospectus will be the same as or about the date of effectiveness.

     RESPONSE: We confirm that the date of the prospectus will be revised to be
     --------
the same as or about the date of effectiveness.

3. Please confirm that the EDGAR series/class identifiers will be revised appropriately prior to effectiveness of the registration statement to reflect the contract name disclosed on the front cover page of the prospectus.

     RESPONSE: We confirm that prior to the effectiveness of each registration
     --------
statement, the EDGAR series/class identifiers will be revised as appropriate to reflect the full name of the applicable contract.

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Sonny Oh                                                     [LOGO OF ReedSmith]
March 31, 2016
Page 3


PROSPECTUS
----------

4.   COVER PAGE (NATIONAL S):

     Whenever "AB Global Dynamic Allocation Portfolio" is referenced, please consider adding a parenthetical: (formerly AllianceBernstein Global Dynamic Allocation Portfolio).

     RESPONSE: We respectfully note that the name change from "AllianceBernstein
     --------
Global Dynamic Allocation Portfolio" to "AB Global Dynamic Allocation Portfolio" became effective last year in May 2015. The Companies and their affiliates who issue variable insurance contracts customarily annotate the names of the Investment Portfolios offered with their contracts to advise of name changes only during the year in which the name change became effective. Consequently, the parenthetical "(formerly AllianceBernstein Global Dynamic Allocation Portfolio)" was added wherever "AB Global Dynamic Allocation Portfolio" was referenced in the May 1, 2015 prospectuses for the variable insurance contracts which were then available. Moreover, the most recent supplement for the fund prospectus for this Investment Portfolio, which was filed on August 20, 2015, refers to the Investment Portfolio as the "AB Global Dynamic Allocation Portfolio," without the parenthetical, and it is expected that the May 1, 2016 prospectus of the Investment Portfolio would do so as well. Because the prospectuses for the National S and the NY S only will be used for sales to new investors, who would not have known this Investment Portfolio by its previous name, we do not believe it would be helpful for the prospectuses for the National S and the NY S to include a parenthetical advising of the name change.

5.   HIGHLIGHTS (PAGE 7)

     A. Please reconcile the disclosure under "Non-Natural Persons as Owners" on page 8 with the corresponding disclosure in the NY S.

     RESPONSE: We have reviewed the referenced disclosure in the NY S prospectus
     --------
     and determined that this disclosure should be identical to the corresponding disclosure in the National S. We will incorporate conforming revisions in a subsequent pre-effective amendment to the registration statement for the NY S.

     B. For the NY S, please disclose that you must be at least 60 years old at contract issue to purchase the GLWB benefit and disclose the actual Minimum Issue Age in the paragraph preceding the "Summary of the GLWB" on page 48.

     RESPONSE: We recognize that the prospectus for the National S discloses the
     --------
     actual Minimum Issue Age in the "Summary of the GLWB," instead of referring generally to a Minimum Issue Age. However, consistent with the prospectuses for the other New York-only contracts that offer the GLWB rider, such as Class O (offered on and after September 21, 2015) (File Nos. 811-08306 and 333-205137), the NY S prospectus needs to refer generically to the Minimum Issue Age because of a fundamental difference in state insurance law requirements applicable to the GLWB rider in New York. Specifically, if there are future rate changes to the GLWB riders, under New York insurance regulations, such changes may require corresponding changes in the Minimum Issue Age. Accordingly, consistent with the prospectuses for the other
     New York-

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Sonny Oh                                                     [LOGO OF ReedSmith]
March 31, 2016
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     only contracts, the specific Minimum Issue Age and rates applicable to the rider are provided in the GLWB Rate Table. In anticipation of future rate changes, FMLI intends for the GLWB Rate Table to serve as a central reference point for investors, where investors may find, at a glance, the current rider rates. FMLI believes that disclosing the specific Minimum Issue Age throughout the prospectus would undermine the usefulness of the GLWB Rate Table because future prospectus supplements notifying investors of rate changes would need to identify each place in the prospectus where new information supersedes old information. Centralizing the disclosure of information that is subject to change will allow for a more streamlined prospectus supplement that will be easily understood when read side-by-side with the prospectus.

     As the Staff knows, we have worked closely with the Staff to develop and implement the general disclosure format that is now being used to describe the GLWB rider. This format is intended to permit the introduction of new versions of the GLWB rider by use of a supplement that can be easily understood by investors and that will dovetail with the current prospectus. The GLWB Rate Table is an essential building block of this approach. We believe that using the Rate Table to present certain information about the existing rider is helpful to the reader, by focusing the reader's attention to the important information in the table in one place. With respect to the Staff's concern that this approach is employed when there is only one version of the rider introduced to date, the registrant made certain changes to a similar section of the prospectus that we believe eliminated any potential confusion on the part of the reader. This exact disclosure format was adopted specifically in response to a Staff comment we received on the "Guaranteed Withdrawal Benefit" section in a Class/Series L-4 Year prospectus filed on January 25, 2013 (File Nos. 333-186204 and 333-186216). The disclosure was designed specifically because the Staff noted that the contract offered only one version of the GWB rider. The precedent for this disclosure was reviewed and not objected to by the Staff, and we continue to believe this format provides the best disclosure given that only one version of the GWB and GLWB riders is offered by the current contract. The Staff apparently did not disagree. For these reasons, we respectfully decline to make the requested change.

6.   INVESTMENT PORTFOLIO FEES AND EXPENSES (P. 14)

     A. In the paragraph following the table, please delete the first sentence as MetLife USA is in a position to verify the information received from affiliate funds.

     RESPONSE: Pursuant to conversations with Mr. William Kotapish and Ms. Joyce
     --------
     Pickholz of the Staff, the paragraph following the table has been revised as follows:

          The information shown in the table above was provided by the Investment Portfolios. Certain Investment Portfolios and their investment adviser have entered into expense reimbursement and/or fee waiver arrangements that will continue from May 1, 2016 through April 30, 2017. These arrangements can be terminated with respect to an Investment Portfolio only with the approval of the board of directors or trustees of that Investment Portfolio. Please see the Investment Portfolios' prospectuses for additional information regarding these arrangements.

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Sonny Oh                                                     [LOGO OF ReedSmith]
March 31, 2016
Page 5


     B. In the paragraph following the table, please delete the third sentence as it is not included in the portfolio disclosure, as filed on Form N-1A.

     RESPONSE: Please see our response to Comment 6.a.
     --------

     C. In the narrative following the end of the table on page 12 of the NY S, please revise the reference to the Investment Portfolio's prospectus from 2015 to 2016 with respect to applicable fee waivers and/or expense reimbursements.

     RESPONSE: Please see our response to Comment 6.a.
     --------

7.   EXAMPLES (PAGE 17)

In the introductory paragraph, please change the terms "contract Owner transaction expenses" and "Contract Fees" to "Owner Transaction Expenses" and "Account Fee," respectively to accurately reflect the terms that are used in the fee tables.

     RESPONSE: We have made the requested changes and related conforming changes
     --------
in each registration statement.

8.   TERMINATION FOR LOW ACCOUNT VALUE (PAGE 21)

In the second to last sentence of the section appearing on page 22, in lieu of the reference to "a guaranteed death benefit," please specify the applicable death benefit given there is only one optional death benefit.

     RESPONSE: In the National S prospectus, in response to the Staff's comment,
     --------
we have revised the reference to "a guaranteed death benefit" in that sentence to "any guaranteed death benefit." The purpose of this change is to clarify that the assurance provided by that sentence (I.E., that no contract with a guaranteed death benefit will be terminated if the guaranteed amount under the death benefit is greater than Account Value) applies to all guaranteed death benefits available with the contract. We believe this approach results in more user-friendly and readable disclosure than listing out the names of the two types of death benefits offered with the National S. In the NY S prospectus, in response to the Staff's comment, we have revised the same sentence to replace "a guaranteed death benefit" with the name of the sole death benefit that is offered with the NY S, the Principal Protection death benefit.

9.   ALLOCATION OF PURCHASE PAYMENTS (PAGE 22)

In the paragraph beginning with, "Once we receive your Purchase Payment . . .", the last sentence states, ". . . we will either send back your money or get your permission to keep it until we get all of the necessary information." Please disclose where you would "keep" the money during that time.

     RESPONSE: We are not aware of any requirement in Form N-4 or Rule 22c-1(c)
     --------
that requires disclosure of what type of facility the suspended premium will be retained in, and since the contract will not have been issued yet in such situations, there are no contractual provisions that would govern.

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Sonny Oh                                                     [LOGO OF ReedSmith]
March 31, 2016
Page 6


10.  REBALANCING (PAGE 25)

The disclosure indicates that "if a quarterly rebalancing date occurs on the 29th, 30th or 31st of a month, we will instead rebalance on the first day of the following month."

Please disclose whether rebalancing would occur on the first day of the following month if a quarterly rebalancing date occurred on the 28th of February.

Please apply the same to DCA on pages 34.

     RESPONSE: We believe the existing disclosure is sufficient because it
     --------
accurately describes the procedure for determining the quarterly rebalancing date, or the transfer date under the DCA or EDCA. As stated in the prospectuses, a quarterly rebalancing date or a transfer date may not occur on the 29th, 30th or 31st day of any month. This administrative procedure was adopted to ensure that rebalancing can be set to occur on any possible date of every month. Because each month will have at least 28 calendar days, we believe this disclosure, in literal terms, is true and accurate and need not be modified.

11.  EXCHANGE PROGRAMS (PAGE 27)

Please consider retaining the deleted language in light of the third sentence under "Other Exchanges."

     RESPONSE: We note the deleted language was determined to be inapplicable
     --------
due to the fact that the Companies currently do not operate any exchange programs with respect to the National S or the NY S.

12.  INVESTMENT OPTIONS (PAGE 27)

Please add "before investing" after the phrase "YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY" in the second paragraph. Item 5(d).

     RESPONSE: We have made the requested change in each registration statement.
     --------

13.  GUARANTEED WITHDRAWAL BENEFIT - RIDER CHARGE (NY S, PAGE 30)

Please disclose that a pro rata portion of the rider charge will not be assessed if "you assign your contract" in contrast to the S on page 37.

     RESPONSE: We respectfully note that the requested change would not apply to
     --------
the NY S. The cited disclosure relates to assessment of a pro rata rider charge upon rider termination. In New York, the GWB v1 rider does not terminate upon an assignment.

14.  LIVING BENEFITS (PAGE 45)

     A. The Guaranteed Withdrawal Benefit is defined either as "GWB v1" or just "GWB." For clarity, please use only one term consistently throughout the prospectus

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Sonny Oh                                                     [LOGO OF ReedSmith]
March 31, 2016
Page 7


     RESPONSE: We respectfully note that references to the term "GWB v1" are to
     --------
     the specific version of the Guaranteed Withdrawal Benefit rider that is currently offered by the prospectuses, with the specific rates and other terms shown in the GWB v1 row of the GWB Rate Table. Because the Companies may, in the future, offer additional versions of the Guaranteed Withdrawal Benefit rider, the term "GWB" generically refers to the fundamental characteristics of the Guaranteed Withdrawal Benefit rider that do not change from version to version, and that are described outside the GWB Rate Table. In other words, the existing disclosure is designed to easily accommodate potential future offerings of new and additional versions of a GWB rider (E.G., see our response to Comment 5.b. with respect to the GWB Rate Table and GLWB Rate Table).

     B. In the paragraph preceding, respectively, the Summary for the GWB on page 46 and the GLWB on page 56 of the National S prospectus, please identify the specific states where each rider is not available or indicate that it is available in all states, as applicable.

     RESPONSE: In response to the Staff's comment, we have added a sentence to
     --------
     "Summary of the Guaranteed Withdrawal Benefit Rider" and "Summary of the GLWB" in the National S prospectus directing investors to refer to the GWB Rate Table and the GLWB Rate Table, respectively, for a list of the states where each rider is not available. As previously discussed in our responses to Comments 5.b. and 14.a., the prospectuses are organized to direct investors to the GWB and GLWB Rate Tables as a central reference point for rider rates and other specific terms of the riders; however, investors may cease to use our rate tables as a central reference point if terms that appear in the rate tables are generally dispersed throughout the prospectuses.

15.  FEDERAL INCOME TAX STATUS (PAGE 71)

Please confirm the section is current and accurate.

     RESPONSE: Updated disclosure in the "Federal Income Tax Status" section
     --------
will be contained in a subsequent pre-effective amendment to each registration statement, and we confirm that after such updates, the tax section will be current and accurate.

16.  DISTRIBUTOR (PAGE 82)

Please explain how MetLife Investors Distribution Company is affiliated. Item 10(d).

     RESPONSE: In accordance with the requirements of Item 10(d) of Form N-4, we
     --------
have revised each registration statement to state that MetLife Investors Distribution Company and the applicable Company are affiliated because they are under common control of MetLife, Inc.

17.  APPENDIX A

     A. Please make sure all cross-references to Appendix A have been appropriately revised, E.G., first paragraph, respectively, under "Met Investors Series Trust" on page 29 and "Metropolitan Series Fund" on page 30.

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Sonny Oh                                                     [LOGO OF ReedSmith]
March 31, 2016
Page 8


     RESPONSE: We have reviewed the prospectuses of each registration statement
     --------
     and corrected any erroneous cross-references to "Appendix A," including those noted by the Staff.

     B. When "Wells Capital Management Incorporated" is referenced on page A-2, please consider retaining the parenthetical: (formerly Third Avenue Management LLC).

     RESPONSE: We respectfully note that MetLife Small Cap Value Portfolio, for
     --------
     which Wells Capital Management Incorporated serves as a sub-adviser, is not offered with the contract.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")
-------------------------------------------

18. Based on the anticipated effective date for the filing, please confirm that all information required in the SAI as of the most recent fiscal or calendar year will be updated appropriately.

     RESPONSE: We confirm that updated information that is required as of the
     --------
most recent fiscal or calendar year in the SAI will be included in a subsequent pre-effective amendment to each registration statement.

19.  SELLING FIRMS (PAGE 4)

Please confirm the list of selling firms and update as necessary.

     RESPONSE: We confirm that an updated list of selling firms will be included
     --------
in a subsequent pre-effective amendment to each registration statement.

20.  ADDITIONAL FEDERAL TAX CONSIDERATIONS (PAGE 8)

Please confirm that the disclosure is current and accurate.

     RESPONSE: Updated disclosure will be added to the "Additional Federal Tax
     --------
Considerations" section, if necessary, through a subsequent pre-effective amendment to each registration statement. We confirm that the disclosure in this section, updated as necessary, will be current and accurate.

PART C
------

21.  EXHIBITS

     A. With regard to exhibit 13, please submit powers of attorney that specifically relate to this filing as required by Rule 483(b) under the Securities Act of 1933.

     RESPONSE: We respectfully note that the references to the Series S III
     --------
     and Class S III contracts in the powers of attorney submitted with the initial registration statements are to the National S and the NY S, respectively, and that it is of course not possible to submit such powers of attorney with the file numbers that are to be assigned under the Securities Act of 1933. Nevertheless, the Companies and the Registrants will file new powers of attorney that specifically identify the

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Sonny Oh                                                     [LOGO OF ReedSmith]
March 31, 2016
Page 9


     applicable registration statement by its file number under the Securities Act of 1933 in a pre-effective amendment to such registration statement.

     B. Please replace "forms of" exhibits with actual copies of the agreements when they are available.

     RESPONSE: We respectfully note that the "form of" agreements that are filed
     --------
     with the registration statements as exhibits are the final forms of said agreements that have been adopted by the Companies. We further note that
     Item 24 of Form N-4 permits the filing of "forms of" the contract and application and "specimens" of broker-dealer selling agreements. As a result, we believe the exhibit lists provided by the Companies pursuant to
     Item 24(b) of Form N-4 and the exhibits filed with their registration statements are sufficient.

     C. Please provide, as an exhibit, a copy of the maintenance agreement discussed in the second paragraph under "Company" on page 3 of the NY S SAI.

     RESPONSE: We have added the Net Worth Maintenance Agreement between
     --------
     MetLife, Inc. and FMLI, dated as of December 31, 2002, as an exhibit to the registration statement relating to the NY S.

22.  FINANCIAL STATEMENTS, EXHIBITS, AND CERTAIN OTHER INFORMATION

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

     RESPONSE: We confirm that the financial statements, exhibits and any other
     --------
required disclosure that have not been included in the registration statements for the National S and the NY S will be included in, and filed by, pre-effective amendments to those registration statements.

23.  REPRESENTATIONS

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

     Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

     . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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Sonny Oh                                                     [LOGO OF ReedSmith]
March 31, 2016
Page 10


     . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     . the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     RESPONSE: Each of MetLife USA and FMLI, for themselves and on behalf of
     --------
MetLife Investors USA Separate Account A and First MetLife Investors Variable Annuity Account One, respectively, will provide the requisite Tandy representations for its registration statement in EDGAR correspondence at the time it requests acceleration of the effective date of its registration statement.

                                  *    *    *

     We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208, or Peggy Heminger at 412.288.7204.

Sincerely,

/s/ W. Thomas Conner
---------------------------
W. Thomas Conner

WC:gp

cc:  Peggy Heminger